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October 13, 2005

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:          Overland Storage, Inc. – Preliminary Proxy Statement filed September 27, 2005 (File No. 000-22071)

Ladies and Gentlemen:

On behalf of Overland Storage, Inc. (the “Registrant”), we enclose for filing under the Securities Exchange Act of 1934 a Definitive Proxy Statement following the above-referenced Preliminary Proxy Statement.

The Definitive Proxy Statement contains revisions that have been made in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission in their letter dated October 5, 2005.  Set forth below are the Registrant’s responses to the Staff’s comments.  For convenience, we have included each of the Comments in italicized text before the corresponding response. The comments and the Registrant’s responses thereto are numbered to correspond with the paragraph numbers in the Staff’s comment letter.  In addition to the electronic copy of the Definitive Proxy Statement, three courtesy copies of the Definitive Proxy Statement and three copies of this letter are being sent to Mr. Daniel Lee for the convenience of the Staff.

Proposal No. 2.  Amendment to Articles of Incorporation…, page 9

1.             You state that the purpose for increasing the number of authorized shares of common stock is to “provide Overland with the flexibility to issue shares of common stock for proper corporate purposes…such as to raise equity capital, make acquisitions…or reserve additional shares for issuance under equity incentive plans.”  Revise to disclose whether you presently have any plans, proposals or arrangements to issue any of the newly authorized shares of common stock for any purpose, including future acquisitions and/or financings.  If so, please disclose by including materially complete descriptions of the future acquisitions and financing transactions.  If not, please state that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the additional authorized shares of common stock.

The Registrant has added the following sentence to the Definitive Proxy Statement immediately following the quotation referenced by the Staff above: “Overland has no plans, proposals or arrangements, written or otherwise, at this time to issue any of the additional authorized shares of common stock.”

2.             We note your discussion of the possible anti-takeover effects of the increase in authorized shares.  Please also discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise and whether you have any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences.

The Registrant notes the Staff’s comment and has added the following disclosure to the Definitive Proxy Statement in Proposal Two immediately following the section entitled “Purpose and Effect of Amendment”:

“Existing Anti-Takeover Mechanisms

Shareholder Rights Plan.  Our Board of Directors has adopted a shareholder rights plan.  The rights are attached to, and automatically trade with, the outstanding shares of our common stock.  Under certain circumstances, the rights will detach from the common stock and become exercisable for one-third of a share of common stock at a purchase price of $37 per share, subject to adjustment.   In the event that a person or group (subject to certain exceptions) acquires 15% or more of the outstanding common stock, each right will entitle its holder (other than the person or group which acquired the 15% interest) to purchase from us common stock having a market value equal to twice the exercise price of the right.  In addition, if after such an acquisition, our company is involved in a merger or other business combination with that person or group, or with any person if all our shareholders are not treated alike, each right will entitle its holder (other than the person or group which acquired the 15% interest) to purchase common shares of the acquiring company or its parent having a market value equal to twice the exercise price of the right.  The rights expire in August 2015 unless earlier redeemed or exchanged.  We are entitled to redeem the rights at $0.001 per right at any time or to exchange the rights for one-third of a share of our common stock prior to a business combination referred to above.  The rights do not have voting, dividend or distribution rights.

Employment Agreements and Equity Compensation Plans.  Some of our employment agreements and equity compensation plans provide for acceleration of vesting and severance benefits under the circumstances described in “Employment Severance and Change of Control Agreements” below.  The acceleration of vesting and the payment of severance benefits upon a change of control may be viewed as an anti-takeover measure, and may have the effect of discouraging a merger proposal, tender offer or other attempt to gain control of Overland.

Except as described above, there are no anti-takeover mechanisms present in Overland’s governing documents or otherwise, and we have no present plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences.”

* * *

In connection with the foregoing responses to the Staff’s comments, the Registrant acknowledges (i) that the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Questions or comments with respect to the Definitive Proxy Statement may be directed to the undersigned at (858) 720-8941 or by facsimile at (858) 509-3691.

Very truly yours,

/s/ Robert L. Wernli, Jr.

Robert L. Wernli, Jr.

for SHEPPARD, MULLIN, RICHTER & HAMPTON LLP

cc:	John J. Hentrich, Esq.
John D. Tishler, Esq.

Securities and Exchange Commission

Perry Hinden
Anne Nguyen

Overland Storage, Inc.:

Christopher P. Calisi
Vernon A. LoForti
Denise Garrett